Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

Susan Gault-Brown
Sgault-brown@stradley.com
202-507-5171

October 24, 2023

Filed via EDGAR

Mr. Bernard Nolan, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Confidential Amended Draft Registration Statement (“Amendment”) for Figure Certificate Company on Form S-1
(File No. 377-06683)

Dear Mr. Nolan:

On behalf of Figure Certificate Company (the “Company”), below are responses to the oral comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), provided on October 12, 2023, with regard to both the Company’s Amendment, as submitted confidentially on July 21, 2023, to register Figure Transferable Certificates and Figure Installment Certificates (together, the “Figure Certificates” or “Certificates”) and the Company’s responses to the Staff’s prior comments (“Prior Comments”) set forth in the Company’s Comment Response Letter, submitted confidentially on July 21, 2023.

Each oral comment from the Staff is summarized below, followed by the Company’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Amendment.

Prior Comments

1.
Comment: Your response to Prior Comment 2 states, “The Company intends to apply for an exemptive order pursuant to Section 28(c) of the Investment Company Act of 1940 (the “40 Act”) relating to the deposit and maintenance with one or more institutions having the qualifications required by Section 26(a)(1) of the 40 Act of investments maintained by the Company as certificate reserves.”

Please clarify whether you intend to apply for an exemptive order with respect to the requirement to deposit and maintain investments meeting minimum reserves requirements with one or more institutions that have the qualifications set forth in Section 26(a)(1) for a trustee of a unit investment trust.  In this regard, we note that this response conflicts with your response to Prior Comment 78, which states “The Company has not yet contracted with a custodian, but it intends to only contract with a custodian that meets the requirements of Section 28(b) of the 40 Act, including having the qualifications required by Section 26(a)(1) of the 40 Act.”

Response: The Company intends to apply for an exemptive order pursuant to Section 28(c) of the Investment Company Act of 1940 (the “40 Act”) relating to the deposit and maintenance with one or more institutions having the qualifications required by Section 26(a)(1) of the 40 Act of investments maintained by the Company as certificate reserves.  We believe this is consistent with our representation that only contract with a custodian that meets the requirements of Section 28(c) of the 40 Act, including having the qualifications required by Section 26(a)(1) of the 40 Act. The reference to Section 28(b) was in error; the reference should have been to Section 28(c).

2.
Comment: Prior Comment 9 states in the third bullet point, “disclose any policies and procedures you will have in place for managing the liquidity risks associated with potential surrenders of certificates and how you will evaluate such risks in light of the required valuation methodology.” Please respond to this bullet in correspondence more specifically, as it is unclear how you will meet surrender obligations.

Response: The Company will maintain policies and procedures specific to managing the liquidity risks associated with potential surrenders of Certificates, which will ensure that the Company at all times has sufficient liquid assets – valued both at amortized cost and at market value – to satisfy the surrender of all outstanding Certificates.  By valuing assets using both valuation methodologies, the Company will be able to meet its obligations, even if it is forced to sell assets at their market value.

3.	Comment: Related to Prior Comment 9, please provide disclosure in the Prospectus that refers investors to the website on which the daily reserve ratios will be disclosed.

Response: The requested disclosure has been added to the Prospectus.

4.
Comment: We are unable to identify disclosure that has been provided in response to Prior Comment 15 which requested, in part, disclosure of use case examples for your Face Amount Certificates and an explanation as to how investors will become aware of potential counterparties for peer-to-peer transfers. This Comment is particularly related to the Figure Transferable Certificates, which you characterize as potentially attractive alternatives to stable coins in response to Prior Comment 10. Please tell us whether you expect that peer-to-peer transfers in the Figure Transferable Certificates will predominately occur on or through smart contracts.

Response:  The requested disclosure has been added to the Amendment.  With respect to smart contracts, the Company does not expect that peer-to-peer transfers in the Figure Transferable Certificates will predominantly occur on or through smart contracts.

5.
Comment: The last sentence of your response to Prior Comment 22 states, “Finally, the Company’s Installment Certificates, no matter when issued, will all have the same rate (SOFR minus 50 bps, with a minimum of 0%), and the Company’s Transferable Certificates will all have the same rate (equal to SOFR).” We note that this is inconsistent with the disclosure that has been provided in the Prospectus. Please confirm that the Figure Transferrable Certificates will all have the same rate of SOFR minus 50 basis points and the Figure Installment Certificates will all have the same rate, equal to SOFR.

Response: In the sentence quoted above, the Company inadvertently switched the interest rates applicable to the Transferable Certificates and the Installment Certificates.  The correct wording is: “Finally, the Company’s Installment Certificates, no matter when issued, will all have the same rate (equal to SOFR), and the Company’s Transferable Certificates will all have the same rate (SOFR minus 50 bps, with a minimum of 0%).” This change has been made to the Amendment.

6.
Comment:  Related to Prior Comment 24, we note that you believe payment-in-kind interest is contemplated by Section 18(j)(3) of the Investment Company Act because the purchase price of the initial Certificates entitles the investor to receive additional Certificates and therefore takes into account both the issuances of the initial Certificates and the additional Certificates. We do not agree with your analysis that the Certificates issued as interest are necessarily issued for cash as such term is used in Section 18(j)(3). Neither Section 18(j)(3) nor the provisions of Section 28, when viewed as a whole together with other provisions of the statute, appear to support this position. Please provide us with a more detailed legal analysis that fully considers any provision of the Investment Company Act that you believe support your position, including the provisions of Section 28.

Response: The Company has revised the disclosure in the Amendment to reflect that, with respect to Figure Transferable Certificates, the Company will pay interest in U.S. dollars and will automatically reinvest the U.S. dollars in additional Certificates, unless an investor opts-out of the automatic reinvestment.

7.	Comment: Related to Prior Comment 27, please disclose that gas fees are not paid out of reserves. Also, while you estimate that gas fees per transactions in the Certificates will be 0.05% to 0.07% of net investment assets, as you state in response to Prior Comment 86, because you will bear the full expense of gas fees associated with investor transactions, including peer-to-peer transfers, there is no limit to investor transactions, gas fees vary based on the type of transaction being executed, and the Figure Transferable Certificates are intended to be transferred to and used in applications that run on the blockchain through use of smart contracts, the code of which is relatively expensive to execute, as opposed to the execution of a simple peer-to-peer transfer, please explain how you plan to manage this expense, so that it does not impair your ability to satisfy your obligations regarding the Face Amount Certificates.  Please also disclose that the price of Hash varies, and clarify whether the payment in U.S. dollars to the Provenance Blockchain Foundation will be based on the U.S. dollar market value of Hash at the time the gas fees are incurred in connection with Certificate transactions or some other formula and whether the Provenance Blockchain Foundation is expected to use its existing Hash holding and/or to acquire Hash through a trading platform or otherwise to pay the gas fees. Finally, disclose the risks and challenges related to this arrangement.

Response: The requested disclosure has been added to the Amendment.

8.
Comment: We note your response to Prior Comment 29 states that periodic payments are required to be made on an annual basis. Your disclosure, however, still states that holders of Figure Installment Certificates “can” increase the face amount of a Certificate by making annual installment payments and thus suggest that these payments are optional. Please revise your disclosure to state that the annual installment payments are required to be made.

Response:  The requested revisions to the referenced disclosure have been made to the Amendment.

9.
Comment: Your response to Prior Comment 30 indicates that the interest accrued on a Certificate that is surrendered prior to the monthly interest payment date will be credited to the investor’s account on the next monthly payment date. Please reconcile this response with your response to Prior Comment 25, which indicates that surrender would result in forfeiture of interest accrued but not yet paid on a Certificate.

Response: The Company has added the requested disclosure to the Amendment.

10.
Comment: Related to your response to Prior Comment 33, we note that transactions in the Certificates will not be facilitated and controlled through the use of smart contract technology. Please disclose how the Certificates will be issued, surrendered, and in the case of Transferrable Certificates, transferred on

Provenance Blockchain, as well as how you or the transfer agent will maintain control of the recordkeeping system, such that only a transferee wallet that has been AML/KYC approved will be able to accept Transferrable Certificates and you or the transfer agent will be able to take corrective measures in the event that an investor’s private key is lost or stolen or there is an erroneous or impermissible transaction. In this regard, we note your response to Prior Comment 49 that the Certificates will leverage the Provenance Blockchain’s marker module.
Response: The Company has added the requested disclosure to the Amendment.

11.
Comment: Related to your response to Prior Comment 33, we note that the Transferrable Certificates can be transferred to and used in smart contracts that run on the blockchain. Please explain to us why you believe these transactions can properly be characterized as peer-to-peer transactions as opposed to peer-to-contract-to-peer transactions. In this regard, please tell us whether, in connection with the smart-contract-based transactions, the Transferrable Certificates will at any time be held or stored in the smart contracts until such time that another party submits a transaction that calls the contract and whether the smart contract will be under the control of a person or group of persons. Please also explain to us how your AML/KYC policies and procedures will apply to smart contracts including those that hold or store assets and/or are under the control of a person or group of persons and how you will approve the transferee through a transaction that is conducted on or through a smart contract. In this regard, we note the Provenance Blockchain webpage describing the marker module indicates that the marker module can be integrated with a smart contract in such a way that there are strict controls on the transfer of securities between accounts on the blockchain.

Also, considering that activities facilitated by smart contracts may have regulatory implications or a smart contract may be written in a way that exposes it to an exploit, for example a reentrancy attack, please tell us how you will assess, approve, and control the smart contracts with which investors in Transferrable Certificates can interact and how a hack or exploit of a smart contract might impact the ability to take corrective measures to ensure the integrity of the official record of ownership. In this regard, we understand that any smart contract that is deployed on the Provenance Blockchain must first be approved by a governance vote of the holders of staked Hash.

Finally, in the Prospectus, disclose that the Transferrable Certificates may be transferred to and used in smart contracts running on the blockchain. Describe the types of smart-contracts-based applications in which the Transferrable Certificates can presently be used, and explain the risks related to the use of the smart contracts including risks stemming from the existence of an “admin key” or coding flaws that can be exploited.

Response: Smart contracts are a blockchain-based concept that the Company itself does not directly use. Specifically, the Company does not use smart contracts for Certificate issuance or surrender. However, issued Certificates issued can be incorporated into smart contract functions, and Transferable Certificates can be transferred to smart contracts.
The Provenance Blockchain employs an "account" structure to act as a repository of assets within its ledger. Each account is identified by a specific address. Certificate holders possess one or more accounts on the Provenance Blockchain, and these accounts have AML/KYC information associated with them, provided by the Company. Certificate holders of Transferable Certificates will be able to engage in bilateral transactions, using the blockchain to move Certificates from one holder’s address/account to another holder's address/account.
Smart contracts also have their own address/account and, like other address/accounts, must meet the same AML/KYC requirements in order to hold Certificates. Each smart contract has an associated owner, ensuring that any Certificate transfer to a smart contract can be attributed to a known individual or entity, meeting the Company’s peer-to-peer transfer requirements.
To mitigate risks associated with potentially malicious smart contract code, the Provenance Blockchain governing body of Hash holders must approve any smart contract before it is deployed in the blockchain. This governance adds a risk management layer, ensuring that no arbitrary code can be introduced to the blockchain without prior approval. Additionally, as noted, smart contract risks in the context of Certificates are further limited, as smart contracts are not used for Certificate issuance or surrender.
We have added disclosure to the Prospectus clarifying that Transferrable Certificates may be transferred to and used in smart contracts running on the blockchain, and describing the types of smart-contracts-based applications in which the Transferrable Certificates can presently be used, and explaining the risks related to the use of the smart contracts including risks stemming from the existence of an “admin key” or coding flaws that can be exploited.

12.
Comment: We note your response to Prior Comment 35, including the revised disclosure that has been provided. As your revised disclosure confirms that your affiliate, Figure Technologies, runs validators, please clarify that it presently holds Hash and that its stake as a validator includes self-delegated Hash as well as Hash that has been delegated to it by other holders of Hash. Please tell us whether Figure Technology delegates Hash to other validators or otherwise holds Hash, i.e., holds Hash that is not staked, whether through one of its validators or another party’s validator. Also tell us how Hash 2.0 tokens were distributed in connection with the launch of Provenance Blockchain 2.0, whom they were distributed to, and how many were distributed to and are presently held by Figure Technologies. in this regard, we understand that Figure Technologies has the highest percentage of voting power among all active validators.

Response:  Figure Technologies currently delegates Hash to its own validator nodes in addition to delegating to 114 independent validators (where approximately 99% of Figure Technologies’ staked Hash is located). Figure does not currently hold any unstaked Hash.

In the initial distribution of Hash 2.0, 100 billion Hash were distributed, as follows: approximately 24% to the Provenance Blockchain Foundation, 71% to Figure Technologies, and 5% to other stakeholders. Figure Technologies now holds 68.9% of all issued Hash 2.0 and a little less than 50% of all staked Hash 2.0.

The Company has revised the disclosure in the Amendment to clarify that Figure Technologies presently holds Hash and that its stake as a validator includes self-delegated Hash as well as Hash that has been delegated to it by other holders of Hash.

13.
Comment: While your response to Prior Comment 35 notes your belief that Hash will not be a security as used in connection with the Transferrable Certificates, please discuss the risks and/or challenges related to Hash otherwise being determined to be a security or offered and sold as a security. In this regard, although Hash is no longer listed on the crypto asset trading platform Okcoin, we note that in connection with that listing, the CEO of the Provenance Blockchain Foundation emphasized, “the incredibly exciting opportunity for retail traders to participate in the foundational transformation of the financial services industry, leveraging digital assets, digital money and blockchain.” Your disclosure should address any risks or challenges related to the acquisition of Hash for the purposes of paying blockchain transaction fees or gas fees. We note that if Hash or any other crypto asset that can be purchased or traded on the so-called decentralized trading platforms that are listed on Provenance Blockchain’s website is determined to be a security or offered and sold as a security, if those trading platforms are determined to be operating as an exchange under Section 3(a)(1) of the Securities Exchange Act, and if the Provenance Blockchain Foundation must purchase Hash for the purpose of paying the gas fees associate with investor Certificate transactions on the blockchain, you and the Certificate holders may be materially adversely impacted.

Response: Disclosure has been added to the Amendment discussing the risks and challenges relating to Hash otherwise being determined to be a security or offered or sold as a security, including any risks or challenges related to the acquisition of Hash for the purposes of paying blockchain transaction fees or gas fees. The disclosure also addresses ways in which Certificate holders may be adversely affected by a determination that Hash is a security or by a determination that a platform on which Hash trades is an exchange.

14.
Comment: Related to the response to Prior Comment 35, given the significant economic interest that your affiliate, Figure Technologies, has in the Provenance Block, including in terms of its business line, its holdings of Hash, and its operation of validators, please explain to us why you believe the decision to use the Provenance Blockchain as opposed to a different blockchain does not constitute a transaction that is subject to the prohibition provided by Section 17(d) of the Investment Company Act.

Response:   The Company does not think that Section 17(d) or Rule 17d-1 should apply to the Company’s proposed use of the Provenance Blockchain. The Company believes that the Provenance Blockchain, which was developed in part by Figure Technologies and its personnel, and which is operated in part by Figure Technologies, as a validator, should be viewed in the same way that an affiliated service provider should be viewed for purposes of Section 17(d) and Rule 17d-1. This is because the Provenance Blockchain will provide technology that will assist the Company and the Company’s service providers in providing services to the Company, including recordkeeping and Certificate-holder servicing. Below, the Company provides background on the standards of Section 17(d) and Rule 17d-1 and relevant SEC Staff guidance.

Background

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in or effecting any transaction in connection with a “joint enterprise or other joint arrangement or profit-sharing plan” in which the investment company is a participant unless authorized by the SEC. Rule 17d-1(c) defines “joint enterprise or other joint arrangement or profit-sharing plan” to include any contract or arrangement concerning an enterprise or undertaking whereby a registered investment company and any affiliated person of the investment company (or an affiliated person of such person) have “joint or joint and several participation, or share in the profits of such enterprise or undertaking.”

The Second Circuit Court of Appeals recognized in SEC v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968) that the objective of Section 17(d) is to prevent affiliated persons of a registered investment company from injuring the interests of the investment company’s shareholders by causing the investment company to participate in a transaction on a basis different from or less advantageous than that of any other participant. The SEC staff has recognized that “the prohibitions of Section 17(d) and Rule 17d-1 do not reach every economic relationship between an investment company and its affiliates; rather ‘some element of combination’ must first be established” (PNC Bank, N.A., SEC Staff No-Action Letter (June 10, 1997) (citing Talley Industries, Inc., 399 F.2d at 403)). The SEC Staff generally requires “some element of combination” to justify the conclusion that an arrangement with an affiliated service provider is the type of “joint enterprise” prohibited by Rule 17d-1.

Relevant SEC Staff Guidance

The SEC Staff has issued several Section 17(d) and Rule 17d-1 no-action letters in situations involving affiliated service providers. See, e.g., Investors Syndicate of America, Inc., SEC Staff No-Action Letter (May 19, 1977) (permitting an affiliated service provider of a face-amount certificate company to perform recordkeeping and other services for the face-amount certificate company); Arnold Bernhard & Co., SEC Staff No-Action Letter (Sept. 18, 1974) (permitting an affiliated service provider of a registered investment company to perform transfer agency, computer and shareholder services for the investment company). These no-action letters require a majority of a registered investment company’s independent board members to determine that, with respect to an affiliated service provider contract:

●	Such contract is in the best interest of the investment company and its shareholders;

●	The services to be performed pursuant to the contract are services required for the operation of the investment company;

●	The affiliated person can provide services the nature and quality of which are at least equal to those provided by others offering the same or similar services; and

●	The fees for such services are fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.

Consistent with these conditions, the Company intends to seek similar determinations from its independent board members with respect to the Company’s use of the Provenance Blockchain, Figure Technologies’ role with respect to the Provenance Blockchain, and the compensation Figure Technologies receives from the Provenance Blockchain as a validator.

The SEC Staff also has issued no-action letters indicating that certain arrangements between a registered investment company and an affiliated service provider are not “joint enterprises” for purposes of Section 17(d) and Rule 17d-1.  Among these letters is Flex-Fund, SEC Staff No-Action Letter (Nov. 22, 1985), which permitted an affiliate of a registered investment company to provide stock transfer and accounting services to the investment company and earn a profit from providing such services.  Also relevant is Washington Square Cash Fund, Inc., SEC Staff No-Action Letter (July 9, 1990), in which the SEC Staff stated that it did “not believe that the mere provision of services to a fund by an affiliated person, without more, establishes the degree of combination required by” Section 17(d) and Rule 17d-1.”

The Company represents that the proposed use of the Provenance Blockchain by the Company will not result in any “overreaching” of the Company and its Certificate holders by Figure Technologies or any other affiliate. The Provenance Blockchain will function the same with respect to the Company as it functions with respect to any other user; Figure Technologies will perform validator services for the Provenance Blockchain in the same way and on the same terms with respect to transactions involving the Company and its Certificate holders as it does with respect to any other user; and Figure Technologies will receive the same compensation with respect to its services to the Provenance Blockchain with respect to Company-related transactions as it would receive with respect to any other user’s transactions.  Further, Figure Technologies will enter into an agreement with FCC pursuant to which Figure Technologies will pay to FCC in U.S. dollars the value of any compensation Figure Technologies receives from the Provenance Blockchain with respect to FCC-related transactions.

Consistent with Tally Industries and the SEC Staff no-action letters cited above, the Company does not believe the proposed arrangement – in which the Company will use the Provenance Blockchain to provide recordkeeping and other services to the Company and will seek the determinations of its independent board members as set forth above – “establishes the degree of combination” between the Company and its affiliate Figure Technologies required by Section 17(d) and Rule 17d-1.

15.	Comment: Related to your response to Prior Comment 47, please more fully address the risks associated with the use of the valuation method (amortized cost valuation method).

Response: The requested disclosure has been added to the Amendment.

16.	Comment: Your response to Prior Comment 65 indicates that the disclosure at issue has been revised. We note however that it has not been revised. Please advise.

Response: The requested disclosure now has been revised.

17.	Comment: We note your response to Prior Comment 74 does not address how the Company will resolve potential conflicts between Face Amount Certificate holders and equity holders. Please advise.

Response: The 40 Act contemplates that a face-amount certificate company will have both equity owners and certificate holders and puts in place the guardrails that Congress thought were necessary to manage any conflicts between these two groups of investors. In this regard, the rights of the certificate holders of a face-amount certificate company are predominantly determined by contractual rights, many as specified by Section 28 of the 40 Act. The rights of equity owners are determined by state corporate law as well as the provisions of the 40 Act that require board governance.  Both sets of investors benefit from the overall statutory scheme of the 40 Act (including Section 17), as well as the application of the Investment Advisers Act. Pursuant to this statutory scheme, the certificate holders (i.e., the debt holders) have priority with respect to the

Company’s obligations to them over the equity holders, such that the equity holders have claim only to “what is left” after assets have been allocated to satisfy that claims of the Certificate holders.

18.
Comment: Your response to Prior Comment 77 indicates that disclosure clarifying that your obligations under the Face Amount Certificate include not only amount due at maturity but also upon surrender prior to maturity. We, however, see no such disclosure. Please advise.

Response: The requested disclosure now has been added to the Amendment.

The Amendment

19.
Comment: Please disclose information related to title and offering price of the securities as well as the “Subject to Completion” legend on the Prospectus’ cover page. Please also disclose the minimum purchase requirement regarding Figure Transferrable Certificates on the Prospectus’ cover page. Refer to Item 501(b) of Regulation S-K.

Response: The requested disclosure has been made in the Amendment.

20.
Comment: Please explain what the secured overnight financing rate (SOFR) is and how it is determined and clarify that it is determined on a daily basis and may fluctuate. Also, please undertake to provide on your website the daily SOFR as well as the one-month, three-month, and six-month averages, and provide disclosure in the Prospectus that refers investors to the website on which this information will be provided.  On that website, please also specify the rate that applies to both types of Certificates, especially Transferrable Certificates, which are not SOFR but SOFR less 50 basis points. With regard to the Figure Transferrable Certificates, disclose, if true, that the interest rate is applied to the balance of an investor’s account, which is based on the aggregate value of all Certificates held by that investor and that a balance below a certain level might result in no interest being paid on the Certificates due to the rounding convention used, which provides that a payment could be rounded down to zero, or advise. Also, with regard to the Figure Transferrable Certificates, please disclose that the additional Certificates received as interest will have the same terms including interest rate and maturity date of the initial Certificates and that the face amount of the additional Certificates will be added to the face amount of the initial Certificates, allowing interest to accrue on a higher balance. Finally, for each of the Face Amount Certificates, please clarify that the interest rate is an annual rate and that, upon surrender, the surrender amount paid to the investor would not include interest accrued but not yet paid, or advise.

Response:  The requested disclosure has been added to the Amendment and will be made to the Company’s website.

21.
Comment: Please clarify whether interest is paid to the holder of the Certificate or whether interest is added to the face amount of the Certificate allowing interest to accrue on a higher face amount. If interest is not added to the face amount of the Certificate or is not otherwise added to the amount on which the next interest payment is based, please disclose that, because of the manner in which interest is determined and paid including the rounding convention used, the interest rate received on an annual basis will be less than SOFR.

Response:  The requested disclosure has been added to the Amendment.

22.	Comment: Please file the gas fee service agreement with the Provenance Blockchain Foundation as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response:   The gas fee service provider agreement will be filed as an exhibit to the Amendment in connection with a future filing.

23.
Comment: We note that the disclosure on page 14 of the Amendment that states, “Other than transfers occurring at or after the Record Time on Record Date, transfers of Figure Transferable Certificates would not require a Certificate to make an interest payment to the transferor” has been provided in response to Prior Comment 23. Please revise to clarify if true, that, other than transfers occurring at or after the Record Time on Record Date, the transferee, not the transferor, would be entitled to the interest accrued by the Figure Transferrable Certificate on such date, or advise.

Response: The referenced disclosure has been revised to state:  “Transfer of a Figure Transferable Certificate prior to the Record Time on the Record Date will require the Company to record an interest accrual on such date to the transferor. Transfers of a Figure Transferable Certificate at or after the Record Time on the Record Date will require the Company to record an interest accrual on such date to the transferee.”

24.
Comment: In relation to the new disclosure that was added to page 16 of the Amendment titled “Figure Certificates Are Not Money Market Fund Shares,” please provide a more informative comparison of the type of investment portfolio constraints, ability to use leverage, and valuation.

Response: The requested disclosure has been added to the Amendment.

25.	Comment: In the disclosure on page 19 of the Amendment, we note that you characterize the Certificates as digitally native securities because they can only be transferred on a blockchain. Please reconcile this characterization with the fact that, as you state on page 12 of the Prospectus, the record ownership and transfers as shown on Provenance Blockchain represent a non-controlling courtesy copy of the records maintained by the transfer agent. In the regard, please further clarify how the Certificates differ from the other digital assets to which you refer in the Prospectus, which generally are bearer assets, and explain if this distinction is expected to pose any risks or challenges in terms of the attractiveness and liquidity of the Figure Transferrable Certificates as a form of payment as opposed to an investment. In this regard, we note your response to Prior Comment 10 indicated that the Figure Transferrable Certificates may be attractive alternatives to stable coins such as USDC and USDT, which we note are bearer instruments.

Response: The Company has removed the description of the Certificates as digitally native and has added the requested disclosure with respect to other digital assets to which the Company referred in the Prospectus.

26.
Comment: Page 21 of the Amendment provides disclosure that Provenance Blockchain Foundation has a “cooperative relationship” with Figure Technologies. In correspondence, please explain what you mean by cooperative relationship.

Response: Figure Technologies has the following cooperative relationship with the Provenance Blockchain Foundation (the “Foundation”). Under the terms of a shared services agreement (the “SSA”), Figure Technologies provides material support to the Foundation through the sharing of employee resources. The Foundation must reimburse Figure Technologies for services rendered under the SSA. Notwithstanding the SSA, the Foundation’s CEO is not an employee of Figure Technologies and does not report to Figure Technologies.  Figure Technologies and the Foundation also may cooperate in issuing Hash grants to Provenance Blockchain developers that propose projects that enhance the ecosystem, research new directions, or provide educational resources.

27.	Comment: On page 23 of the Amendment, in the section titled “Withdrawal (Surrender),” please disclose how quickly you will be able to process surrenders and make payments to investors.

Response: The requested disclosure has been added to the Amendment.

28.
Comment: On page 27 of the Amendment, in the section titled “Investment Policies,” in the paragraph titled “Reserves,” there is disclosure that Investment Company Act requires FCC to maintain a portion of the payments. Please disclose the actual amount of required statutory reserve.

Response:  The requested disclosure has been added to the Amendment.

29.
Comment: On page 27 of the Amendment, in the section titled “Investment Policies,” in the paragraph titled “Valuation of FCC’S Assets,” there is disclosure that if FCC sells investments, it may receive less than amortized cost. Please explain the full implications of selling securities at market values and valuing them at amortized costs for investors.

Response: The requested disclosure has been added to the Amendment.

30.
Comment: On page 30 of the Amendment, in the section titled “Equity Index Options and Other Derivatives,” please revise to more specifically address the types of derivatives you will use and how you will use them for hedging or occasionally on a speculative basis. Disclose any policies, procedures, or restrictions on derivative usage in greater detail.

Response:  The requested disclosure has been added to the Amendment.

* * * *           *

Please do not hesitate to contact me at (202) 507-5171 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Susan Gault-Brown
Susan Gault-Brown